September 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Rancher Energy Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 19, 2007
File No. 333-141086

Form 10-K for the fiscal year ended March 31, 2007
Filed June 29, 2007
File No. 0-51425

Dear Mr. Schwall:

On behalf of Rancher Energy Corp. (“We” or the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated August 17, 2007. The responses below are numbered to correspond with the comments in the Staff’s August 17, 2007 letter. Concurrent with this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement Amendment”), an amendment to our Form 10-K Report for the fiscal year ended March 31, 2007 (the “Form 10-K/A”) and an amendment to our Form 10-Q Report for the quarter ended June 30, 2007 (the “Form 10-Q/A”).

Form S-1 filed March 6, 2007

General

1.
We reissue prior comment 1. Although you revised the number of securities being offered in the fee table and on the cover page, the numbers do not coincide with each other. We also note that the number of securities referenced in the legality opinion does not coincide with the numbers shown in the fee table and on the cover page. In that regard, please obtain a revised opinion that references the correct number of securities being offered pursuant to the registration statement.

Response: The numbers have been revised to coincide with each other and to reflect the additional shares of common stock issued as penalty payments since the filing of Amendment No. 1 to the Registration Statement on Form S-1.

Mr. H. Roger Schwall
September 7, 2007

Cover Page

2.	Please revise your disclosure to make clear that the securities being registered include securities issued as penalty payments to the selling stockholders.

Response: The cover page has been revised to indicate that the securities being registered include penalty shares.

Selling Stockholders, page 83

3.	We reissue prior comment 6.

Response: In footnote 33 to the Selling Stockholders table in the Registration Statement Amendment, we have identified the selling stockholder who is an affiliate of a registered broker-dealer. The selling stockholder has confirmed to us that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. We have revised the disclosure in Footnote (A) to the Selling Stockholder table to reflect this understanding.

Exhibit 5.1

4.	Ensure that the new opinion you obtain explains the reference to the transfer of shares.

Response: The opinion filed with this Registration Statement Amendment has been revised.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2006

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Stock Options for the Nine Months Ended December 31, 2006, page 12

Mr. H. Roger Schwall
September 7, 2007

5.
We have considered your response to our prior comment number 10. Tell us how the compensation cost for stock options recognized complies with the guidance provided in “Illustration 4(b)-Share Options with Graded Vesting” of SFAS 123(R). Provide a schedule to support your explanation.

Response: Paragraph A97 of Illustration 4(b) - Share Options with Graded Vesting, of Statement of Financial Accounting Standards No. 123(R), states that Paragraph 42 of this Statement provides for the following two methods to recognize compensation cost for awards with graded vesting: (a) on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method) or (b) on a straight-line basis over the requisite service period for the entire award (that is, over the requisite service period of the last separately vesting portion of the award), subject to the limitation noted in paragraph 42 (i.e., the amount of compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date).

For the nine months ended December 31, 2006, the compensation cost for stock options was recognized in accordance with paragraph 42(b). As of December 31, 2006, the amount recognized was at least equal to the portion of the grant-date value of the awards that were vested. Attached hereto as Schedule A is the computation of stock-based compensation reflected in our Form 10-Q for the quarter ended December 31, 2006.

Form 10-K for the Fiscal Year Ended March 31, 2007

Selected Financial Data, page 25

6.
We note you have provided a table of selected financial data on a combined basis. We believe the presentation of combined balances should be limited to certain amounts in the financial statements and is more appropriate for discussion within your results of operations section within Management’s Discussion and Analysis. In this regard, please amend your filing to provide a selected financial data table on a separate entity basis. For example, information in the table should be provided for Rancher Energy Corp. for all applicable periods. The information related to the Predecessor should also be provided in separate columns and clearly labeled for all applicable periods. These amounts should not be presented on a combined basis. Please ensure the table provides all information required under Regulation S-K, Item 301.

Response: We have revised the disclosure in the Form 10-K/A and the Registration Statement Amendment to provide a selected financial data table on a separate entity basis, and not on a combined basis. The information in the table has been provided separately for Rancher Energy Corp., the Predecessor and the Predecessor’s Predecessor (the “Pre-Predecessor”), in separate columns and clearly labeled for all applicable periods. The table provides all information required under Regulation S-K, Item 301(b)(2). The information for the Company has been provided for periods since February 4, 2004, inception of the Company, as required by Regulation S-K, Item 301(a). The information for the Predecessor has been provided for the periods from September 1, 2004 through December 21, 2006, and the information for the Pre-Predecessor has been provided for the period from January 1, 2004 through August 31, 2004.

Mr. H. Roger Schwall
September 7, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, Including Combined Results, page 29

7.
As noted above, the presentation and discussion of financial information for Rancher Energy Corp. and the Predecessor should be limited to Management’s Discussion and Analysis. In this regard, we believe the combined financial information you have presented for each period in this section should be limited to that financial information which would not be otherwise affected by purchase adjustments to account for the acquisition. Therefore, we believe such information should combine only revenues, production taxes and lease operating expenses. The remaining line items of the statement of operations should be discussed on a registrant only basis. In addition, we believe the following periods should be compared and used as the basis for your discussion within the results of operations:

(a)
For the year ended March 31, 2007 of Rancher Energy Corp. combined with the carve-out financial information for the year ended December 31, 2006 of the Predecessor as compared to the carve-out financial information for the year ended December 31, 2005 of the Predecessor and

(b)
The carve-out financial information for the year ended December 31, 2005 of the Predecessor as compared to the carve-out financial information for the period from September 1, 2004 through December 31, 2004 of the Predecessor combined with the statement of revenues and direct operating expenses for the period from January 1, 2004 through August 31, 2004 of the Pre-Predecessor.

Please revise your disclosures accordingly.

Response: We have revised the disclosure in the Form 10-K/A and the Registration Statement Amendment to provide combined revenues, production taxes and lease operating expenses (information that would not be otherwise affected by purchase price adjustments to account for the acquisition). Remaining line items reflected in the statements of operations have been discussed on a registrant-only basis.

Mr. H. Roger Schwall
September 7, 2007

We have provided the aforementioned information for the following periods:

(a)
For the year ended March 31, 2007, consisting of the combined accounts of Rancher Energy Corp. and the Predecessor. The accounts of Rancher Energy Corp. include, in essence, revenues, production taxes and lease operating expenses for the quarter ended March 31, 2007. The accounts of the Predecessor include revenues, production taxes and lease operating expenses for the year ended December 31, 2006. To obtain annual amounts, the accounts of the Predecessor must be reduced by revenues, production taxes and lease operating expenses for the quarter ended March 31, 2006. The annual amounts have been compared to the carve-out financial information of the Predecessor for the year ended December 31, 2005.

(b)
For the year ended December 31, 2005, consisting of the carve-out financial information of the Predecessor. This has been compared to the combination of the carve-out financial information of the Predecessor for the period from September 1, 2004 through December 31, 2004 and the revenues and direct operating expenses of the Pre-Predecessor for the period from January 1, 2004 through August 31, 2004.

Critical Accounting Policies and Estimates, page 41

8.
The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Response: We have revised certain of our disclosures in the Form 10-K/A and the Registration Statement Amendment to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying our critical accounting estimates. We have considered the guidance in Codification of Financial Reporting Policies, Section 500-Information Outside of Financial Statements, specifically Section 501.14, Critical Accounting Estimates.

Mr. H. Roger Schwall
September 7, 2007

Disclosure Controls and Procedures, page 43

9.	Please disclose the estimated overall cost of implementing the corrective measures to address the described material weaknesses.

Response: We have added a paragraph discussing estimated costs of implementation in the Form 10-K/A to respond to this comment.

10.	Please revise the Risk Factor disclosure here and in the Form S-1 to discuss the risks associated with the material weaknesses that were detected in your internal controls over financial reporting.

Response:  A new risk factor has been provided in the Form 10-K/A and the Registration Statement Amendment.

Exhibits 31.1 and 31.2

11.
We note that the opening title of the certification required by Exchange Act Rule 13a-14(a) should be titled “certifications”. Provide a corrected certification as required by Regulation S-K Item 601(b)(31) in an amended filing.

Response: We have amended Exhibits 31.1 and 31.2 to the Form 10-K/A to respond to this comment.

Form 10-Q for the Quarter Ended June 30, 2007

Disclosure Controls and Procedures, page 16

12.	We note you have concluded your disclosure controls and procedures are not effective. Revise this disclosure to specify the date on which this conclusion was made.

Response: Pursuant to an evaluation of our internal control over financial reporting we concluded that our disclosure controls and procedures were not effective as of June 30, 2007. We have revised the disclosure in the Form 10-Q/A to reflect that conclusion.

Mr. H. Roger Schwall
September 7, 2007

Engineering Comments

General

13.
Please provide us with a copy of your reserve report as of December 31, 2006 or later. If possible, please submit it in electronic format such as CD-ROM. For reserves classified as proved producing, provide a graph of the production over time for each property with the forecasted production decline also on the graph. Please provide a self-addressed return envelope if you wish us to return this information.

Response: We have delivered previously, as supplemental information, a CD with the reserve report and production graphs of all evaluated properties. A self-addressed envelope has also been provided.

Prospectus Summary, page 1

Overview of Company, page 1

14.	Please revise your document to provide a cross-reference to your CO2 Product and Sale Contract on page F-15.
Response: The cross-reference has been provided in the Registration Statement Amendment.

Summary Reserve Data, page 5

15.	Although you title this section “Summary Reserve Data” we could not find any reserve volumes reported. Please revise your document as necessary.

Response: We have revised the Summary Reserve Data in the Registration Statement Amendment to include disclosures of total proved oil reserves and proved developed oil reserves as of March 31, 2007. We do not have natural gas reserves.

Risk Factors, page 6

16.
As your operations are conducted on properties where oil and gas were discovered years ago and production has been ongoing, please revise your document to include a risk factor that your properties may be significantly depleted of oil and gas reserves and discuss the impact this may have on your future results.

Response: A new risk factor has been provided in the Registration Statement Amendment and we have also included this risk factor in the Form 10-K/A.

Mr. H. Roger Schwall
September 7, 2007

17.
Please revise your document to include a risk factor that 3D seismic is an interpretative tool that does not allow you to know conclusively if oil and gas is present and if present if it is in economic quantities. Include the fact that other petroleum professionals may have materially different interpretations of the same seismic data than you do.

Response: A new risk factor has been provided in the Registration Statement Amendment and we have also included this risk factor in the Form 10-K/A.

Business and Properties, page 14

The Company, page 14

18.	Please revise your document to provide a cross-reference to your CO2 Product and Sale Contract on page F-15.
Response: The cross-reference has been provided in the Registration Statement Amendment.

Oil and Gas Operations, page 16

Field Summaries, page 17

19.
You mention several fields providing information such as production, brief operating history and your plans for future development. Please revise your document to expand your disclosure on these fields to include all the required data from Item 102 of Regulation S-K. This should include as a minimum net production, net reserves, nature of your interest, location and development information for each principal property.

Response: We have expanded our disclosure in the Registration Statement Amendment to add net production and net reserves for each field, and the nature of ownership interests.

20.
You provide estimates of when you will begin injection of CO2 for each field with the South Glenrock B field being as early as 2008. Please provide us support for these timing estimates with consideration that the construction of the CO2 pipeline is only in the planning stages, your lack of financing and the significant permitting and right of way work that will have to be completed before construction can even begin. Please revise your document to provide disclosure of all material steps and estimated time to complete that you must undertake and complete in order to complete the pipeline and begin receiving CO2.

Response: We have revised the Registration Statement Amendment to provide disclosure of material steps and estimated timing.

Mr. H. Roger Schwall
September 7, 2007

Oil and Gas Acreage and Productive Wells, page 18

21.	Please revise your document to include your drilling activity for each of the last two years or, if you did not drill any wells, provide that information in your document. Please see Industry Guide 2.

Response: We have revised the Registration Statement Amendment to clarify that we have had no drilling activity.

Production, page 18

22.
Please reconcile for us the volume of production reported as produced for the year ended March 31, 2007 with the producing rates of the individual fields under Our Properties on pages 17 and 18 and elsewhere in your document.

Response: In the table, reported production is only from the date of acquisition of the fields, which was December 22, 2006 for the Cole Creek South and South Glenrock B Fields and January 4, 2007 for the Big Muddy Field. Actual gross and net production rates for the partial-ownership months of December 2006 and January 2007 and for the full-ownership months in the remainder of the quarter are as follows:

Production (barrels per day)	December 2006	January 2007	February 2007	March 2007
Gross Production	90.6	318.0	307.3	300.9
Net Production	70.4	248.5	237.8	235.3

More recently, the average production rates for the quarter ended June 30, 2007 were 316.1 barrels per day gross and 246.5 barrels per day net. The gross production rates coincide with the rates reported on pages 18 and 19, which aggregate 310 barrels per day. We have revised the disclosure in the Registration Statement Amendment to clarify that reported production is only for a portion of the fiscal year.

Mr. H. Roger Schwall
September 7, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, Including Combined Results, page 36

23.	Please reconcile for us the different oil prices reported for the year ended March 31, 2007 between Rancher Energy and the Predecessor Company in the table of combined results of operations.

Response: The oil prices that were shown on the table represented different periods and different market conditions. Our price of $48.74 is for the period of our ownership of the fields, essentially the quarter ended March 31, 2007. The Predecessor price of $61.42 is for the calendar year 2006, and the adjustment price of $61.66 is for the calendar quarter ended March 31, 2006. The difference in prices is partially explained by the variation in the overall market level of oil prices (i.e., NYMEX light sweet crude) over the various periods. The remainder of the difference is the variation in the negative differential between NYMEX prices and postings for Wyoming Sweet crude. The prior owners of the fields had contracts with purchasers which ended in November 2006. In the quarter ended March 31, 2007, the negative differential between the new crude buyers’ posted prices and the broader market was above historical levels. Subsequently, in the quarter ended June 30, 2007, the differential narrowed. NYMEX and field sales prices for the periods are as follows:

Oil Price ($/barrel)	Quarter Ended March 31, 2006	Calendar Year 2006	Quarter Ended March 31, 2007	Quarter Ended June 30, 2007
NYMEX Calendar Average Closing Price	$63.48	$66.22	$58.27	$65.03
Field Sales Price	$61.66	$61.42	$48.74	$59.31

Mr. H. Roger Schwall
September 7, 2007

Notes to Financial Statements

Disclosures About Oil & Gas Producing Activities, page F-26

Oil & Gas Reserve Quantities, page F-26

24.
We note that the reserve to production index for total proved is 44.4 years and for proved developed reserves it is almost 54 years. Please explain why these reserves are considered to be proved with such a long reserve life.

Response: In the table reported production is only from the date of acquisition of the fields, slightly more than one calendar quarter. Net production for the calendar quarter ended March 31, 2007 (not including the minor amount of production for the December 2006 period of ownership) was 21,655 barrels of oil. Using this production rate on an annualized basis results in ratios of March 31, 2007 reserves to production of 14.8 years for total proved reserves and 12.3 years for proved developed reserves.

25.	Please tell us if any of the reported reserves are from CO2 operations.
Response: The proved reserves reported in our filings do not include any future production resulting from CO2 operations, and only represent primary production and production from existing secondary (waterflood) operations, in compliance with Regulation S-X, Article 4-10.

Standardized Measure of Discounted Future Net Cash Flows, page F-28

26.
Please reconcile for us the price of oil used for future cash inflows with the price of oil reported as of March 31, 2007 for Rancher Energy in the table of combined results of operations on page 36 and with the price used in the Ryder Scott reserve report as calculated from their letter of May 10, 2007.

Response: The price of oil used for future net cash flows in the standardized measure disclosure on page F-28 is $53.47 per barrel. The price of oil of $48.74 per barrel reported in the results of operations disclosure starting on page 36 represents the average price received for the period from the date of acquisitions of the fields through March 31, 2007, as discussed in the responses to comments 22 and 23 above. The third part of this comment relates to information presented on page A-1 of the Ryder Scott report. The table on page A-1 cannot be used to calculate an oil price. The full Ryder Scott report has been submitted supplementally in response to comment 13 of this letter. Table 1 of that report shows our future net production of 1,279,164 barrels and our future gross revenue of $68,396,874 (after royalties), which yields the $53.47 per barrel oil price used in the standardized measure disclosure.

Mr. H. Roger Schwall
September 7, 2007

27.	We note that you do not include future income taxes in the standardized measure. Please revise your document to include these or tell us why it is not necessary.

Response: Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities, paragraph 30c, provides guidance with respect to computation of future income tax expenses within the Disclosure of a Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. Specifically, future income tax expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s oil and gas reserves, less the tax basis of the properties involved. The future income tax expense shall give effect to permanent differences and tax credits and allowances relating to the enterprise’s proved oil and gas reserves.

As of March 31, 2007, our tax basis of the properties involved exceeded the future pretax net cash flows related to the oil and gas reserves. Consequently, there are no future income taxes.

We are providing the Staff with marked copies of the Registration Statement Amendment as well as clean copies of the Registration Statement Amendment, Form 10-K/A, and Form 10-Q/A to expedite review. Thank you for your courtesies in promptly reviewing those documents.

Very truly yours,

/s/ John Works
John Works
President & Chief Executive Officer

Schedule A

Rancher Energy Corp
Stock Based Compensation
Nine Months Ended December 31, 2006

					Vested as of December 31, 2006		Straight Line Basis
						Stock Based		Stock Based
Grant	Options	Exercise	Fair	Vesting	Options	Compensation	Options	Compensation
Date	Granted	Price/Share	Value/Share	Schedule	Vested	Expense	Vested	Expense
Plan Options
02-Oct-06	750,000	$ 1.75	$ 1.1306	25% Oct 2, 2006; 25% Oct 2, 2007; 25% Oct 2, 2008; 25% Oct 2, 2009	187,500	$ 211,987	234,375	$ 264,983
02-Oct-06	75,000	$ 1.75	$ 1.1306	33% Oct 2, 2007; 33% Oct 2, 2008; 33% Oct 2, 2009	-	-	6,250	7,066
16-Oct-06	1,500,000	$ 2.10	$ 1.3613	33% Oct 16, 2007; 33% Oct 16, 2008; 33% Oct 16, 2009	-	-	83,333	113,440

Non Plan Options
15-May-06	4,000,000	$ 0.0001	$ 0.4235	25% May 15, 2006; 250,000 shares every three months thereafter beginning June 1, 2006	1,500,000	635,250	1,500,000	635,250
Total for nine months ended December 31, 2006					1,687,500	$ 847,237	1,823,958	$ 1,020,739